UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

SeaChange International, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

811699107
(CUSIP Number)

MARK MITCHELL
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7988

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,483,545
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,483,545
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 349,648
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 349,648
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 349,648
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 349,648
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 462,807
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 462,807
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 462,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 812,455
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 812,455
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,483,545
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,483,545
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,296,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,296,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,296,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,296,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,296,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,296,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,296,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,296,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,296,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,296,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,296,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,296,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,296,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,296,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,296,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,296,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON JOHN A. BUCKETT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON EDWARD TERINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 811699107

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

In connection with the Settlement Agreement described and defined in Item 4, Value and Opportunity Master Fund has withdrawn its nominations of Messrs. Buckett and Terino for election at the 2010 Annual Meeting.  Accordingly, Messrs. Buckett and Terino are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 2.

(a)	This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Navigation Master Fund Ltd, a Cayman Islands exempted company (“Navigation Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), who serves as the sole shareholder of Navigation Master Fund;

(v)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Enterprise Master Fund, Navigation Master Fund and RCG PB;

(vi)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(vii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors;

(viii)	Cowen Group, Inc., a Delaware corporation (“Cowen”), who serves as the sole member of Ramius;

(ix)	RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), who is a significant shareholder of Cowen;

(x)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of RCG Holdings;

(xi)	Peter A. Cohen, who serves as one of the managing members of C4S;

(xii)	Morgan B. Stark, who serves as one of the managing members of C4S;

(xiii)	Thomas W. Strauss, who serves as one of the managing members of C4S; and

(xiv)	Jeffrey M. Solomon, who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius Advisors, RCG Starboard Advisors, Ramius, Cowen, RCG Holdings, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund, Navigation Master Fund and RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of Navigation Master Fund and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule E and incorporated by reference in this Item 2.  The officers and directors of Cowen and their principal occupations and business addresses are set forth on Schedule F and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund, RCG PB and Navigation Master Fund is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of RCG PB and Navigation Master Fund has been formed for the purpose of making equity and debt investments.  Enterprise Master Fund is the sole shareholder of Navigation Master Fund.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of Navigation Master Fund, Enterprise Master Fund and RCG PB.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is a significant shareholder of Cowen.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D, Schedule E or Schedule F, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D, Schedule E or Schedule F, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, Navigation Master Fund and RCG PB were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 2,296,000 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund and RCG PB is approximately $16,223,000, excluding brokerage commissions.

The Shares purchased by Mr. Buckett were purchased with personal funds.  The aggregate purchase cost of the 1,000 Shares owned directly by Mr. Bucket is approximately $6,670, excluding brokerage commissions.

The Shares purchased by Mr. Terino were purchased with personal funds.  The aggregate purchase cost of the 10,000 Shares owned directly by Mr. Terino is approximately $67,900, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 3, 2010, the Ramius Group (as defined in the Settlement Agreement) and the Issuer entered into a settlement agreement (the “Settlement Agreement”).  Pursuant to the terms of the Settlement Agreement, the Issuer agreed (i) to increase the size of the Board from six (6) to eight (8) members, (ii) to appoint Edward Terino and Raghu Rau (the “New Appointees”) to the class of directors whose terms expire in 2010 and the class of directors whose terms expire in 2011, respectively, (iii) to appoint at least one of the New Appointees as a member of each committee of the Board and each newly created committee of the Board, (iv) one of the New Appointees will be included as a member of any special committee established by the Board while either of the New Appointees is serving as a director on the Board, (v) to nominate Mr. Terino for election to the Board at the 2010 Annual Meeting together with two (2) existing directors for inclusion in the Issuer’s slate of nominees, (vi) to recommend, support and solicit proxies for the election of Mr. Terino in the same manner as for the Issuer’s other nominees for election at the 2010 Annual Meeting, (vii) that the size of the Board shall remain fixed at eight (8) directors until the conclusion of the Issuer’s 2011 annual meeting of stockholders (the “2011 Annual Meeting”), (viii) to provide written notice to the Ramius Group of whether it intends to nominate Mr. Rau or the Rau Replacement Director (as defined in the Settlement Agreement) for election to the Board at the 2011 Annual Meeting, (ix) if Mr. Terino is unable or refuses to serve or stand for election at the 2010 Annual Meeting, resigns as a director or is removed as a director prior to the Issuer’s 2013 annual meeting of stockholders, the Ramius Group shall have the ability to recommend a substitute “independent” nominee to replace Mr. Terino, subject to the approval of the Issuer’s Corporate Governance and Nominating Committee (the “Nominating Committee”) in good faith after exercising its fiduciary duties, which approval will not be unreasonably withheld.  In the event the Nominating Committee does not accept such substitute director(s) recommended by the Ramius Group, the Ramius Group will have the right to recommend additional substitute director(s) for consideration by the Nominating Committee.  Any substitute director approved by the Nominating Committee will be appointed to the Board no later than five (5) business days after such approval, and (x) if Mr. Rau is unable or refuses to serve as a director, resigns as a director or is removed as a director prior to the 2011 Annual Meeting, the Ramius Group shall have the ability to recommend a substitute “independent” nominee to replace Mr. Rau, subject to the approval of the Nominating Committee in good faith after exercising its fiduciary duties, which approval will not be unreasonably withheld.  In the event the Nominating Committee does not accept such substitute director(s) recommended by the Ramius Group, the Ramius Group will have the right to recommend additional substitute director(s) for consideration by the Nominating Committee.  Any substitute director approved by the Nominating Committee will be appointed to the Board no later than five (5) business days after such approval.

The Ramius Group agreed (i) to withdraw its Nomination Letter for the election for the election of two (2) directors at the 2010 Annual Meting, (ii) to vote in all Shares beneficially owned by it and its affiliates in favor of (a) the director nominees recommended to shareholders by the Board at the 2010 Annual Meeting and (b) ratification of the Issuer’s independent registered public accounting firm (the “Ramius Supported Proposals”), (iii) through the 2010 Annual Meeting not to, directly or indirectly, make any statements or engage in any activities in opposition to the Ramius Supported Proposals, and (iv) not to, directly or indirectly, nominate any person for election at the 2010 Annual Meeting or submit any proposal for consideration at, or bring any other business before, the 2010 Annual Meeting.  In addition, if at any time prior to the conclusion of the 2011 Annual Meeting the Ramius Group’s aggregate beneficial ownership of Shares becomes less than 3.0% of the Issuer’s then outstanding Shares, Mr. Rau shall resign from the Board and the right of the Ramius Group to recommend a replacement to fill such newly created vacancy shall terminate.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as exhibit 99.2 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 31,172,784 Shares outstanding, as of May 18, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Form DEF14A, filed with the Securities and Exchange Commission on June 4, 2010.

A.	Value and Opportunity Master Fund

(a)	As of close of the close of business on June 4, 2010, Value and Opportunity Master Fund beneficially owned 1,483,545 Shares.

Percentage: Approximately 4.8%.

(b)	1. Sole power to vote or direct vote: 1,483,545
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,483,545
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Navigation Master Fund

(a)	As of the close of business on June 4, 2010, Navigation Master Fund beneficially owned 349,648 Shares.

Percentage: Approximately 1.1%.

(b)	1. Sole power to vote or direct vote: 349,648
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 349,648
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Navigation Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	RCG PB

(a)	As of the close of business on June 4, 2010, RCG PB beneficially owned 462,807 Shares.

Percentage: Approximately 1.5%.

(b)	1. Sole power to vote or direct vote: 462,807
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 462,807
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 349,648 Shares owned by Navigation Master Fund.

Percentage: Approximately 1.1%.

(b)	1. Sole power to vote or direct vote: 349,648
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 349,648
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.  The transactions in the Shares on behalf of Navigation Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

E.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Navigation Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 349,648 Shares owned by Navigation Master Fund and (ii) 462,807 Shares owned by RCG PB.

Percentage: Approximately 2.6%.

(b)	1. Sole power to vote or direct vote: 812,455
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 812,455
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares by Navigation Master Fund and RCG PB since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund may be deemed the beneficial owner of the 1,483,545 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 4.8%.

(b)	1. Sole power to vote or direct vote: 1,483,545
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,483,545
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

G.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 1,483,545 Shares owned by Value and Opportunity Master Fund, (ii) 349,648 Shares owned by Navigation Master Fund and (iii) 462,807 Shares owned by RCG PB.

Percentage: Approximately 7.4%.

(b)	1. Sole power to vote or direct vote: 2,296,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,296,000
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

H.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 1,483,545 Shares owned by Value and Opportunity Master Fund, (ii) 349,648 Shares owned by Navigation Master Fund and (iii) 462,807 Shares owned by RCG PB.

Percentage: Approximately 7.4%.

(b)	1. Sole power to vote or direct vote: 2,296,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,296,000
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

I.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 1,483,545 Shares owned by Value and Opportunity Master Fund, (ii) 349,648 Shares owned by Navigation Master Fund and (iii) 462,807 Shares owned by RCG PB.

Percentage: Approximately 7.4%.

(b)	1. Sole power to vote or direct vote: 2,296,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,296,000
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

J.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 1,483,545 Shares owned by Value and Opportunity Master Fund, (ii) 349,648 Shares owned by Navigation Master Fund and (iii) 462,807 Shares owned by RCG PB.

Percentage: Approximately 7.4%.

(b)	1. Sole power to vote or direct vote: 2,296,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,296,000
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

K.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 1,483,545 Shares owned by Value and Opportunity Master Fund, (ii) 349,648 Shares owned by Navigation Master Fund and (iii) 462,807 Shares owned by RCG PB.

Percentage: Approximately 7.4%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,296,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,296,000

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

L.	Mr. Buckett

(a)
As of the close of business on June 4, 2010, Mr. Buckett directly owned 1,000 Shares.  Mr. Buckett, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is deemed the beneficial owners of the (i) 1,483,545 Shares owned by Value and Opportunity Master Fund, (ii) 349,648 Shares owned by Navigation Master Fund and (iii) 462,807 Shares owned by RCG PB.  Mr. Buckett disclaims beneficial ownership of such Shares owned by Value and Opportunity Mater Fund, Navigation Master Fund and RCG PB.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Buckett did not enter into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth in Schedule A and are incorporated by reference.

M.	Mr. Terino

(a)
As of the close of business on June 4, 2010, Mr. Terino directly owned 10,000 Shares.  Mr. Terino, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, is deemed the beneficial owners of the (i) 1,483,545 Shares owned by Value and Opportunity Master Fund, (ii) 349,648 Shares owned by Navigation Master Fund and (iii) 462,807 Shares owned by RCG PB.  Mr. Terino disclaims beneficial ownership of such Shares owned by Value and Opportunity Mater Fund, Navigation Master Fund and RCG PB.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Terino did not enter into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 7, 2010, Value and Opportunity Master Fund, RCG PB, Navigation Master Fund, Enterprise Master Fund, RCG Starboard Advisors, Ramius Advisors, Ramius, Cowen, RCG Holdings, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On June 3, 2010, the Ramius Group and the Issuer entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement, dated June 7, 2010, by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, RCG PB, Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon.

99.2
Settlement Agreement by and among Ramius Value and Opportunity Master Fund Ltd, RCG PB, Ltd, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon and SeaChange International, Inc., dated June 3, 2010.

CUSIP NO. 811699107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  RCG Starboard Advisors, LLC,
its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RCG PB, LTD
By:  Ramius Advisors, LLC,
its investment advisor

RCG STARBOARD ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS LLC
By:  Cowen Group, Inc.,
its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By:  C4S & Co., L.L.C.,
its managing member

C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

/s/ Owen S. Littman
OWEN S. LITTMAN
Individually and as attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, John A. Buckett and Edward Terino

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale
RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
8,606	7.7933	05/07/2010
450	7.7924	05/21/2010
32,344	7.5391	05/25/2010
RAMIUS NAVIGATION MASTER FUND LTD
345,048#	7.1172	05/01/2010
(462,807)*	8.3300	05/01/2010
956	7.7933	05/07/2010
50	7.7924	05/21/2010
3,594	7.5391	05/25/2010
RAMIUS ENTERPRISE MASTER FUND LTD
(345,048)##	8.3300	05/01/2010
RCG PB, LTD
462,807**	6.7280	05/01/2010

# Shares were acquired from Ramius Enterprise Master Fund Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.
* Shares were transferred to RCG PB Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.
## Shares were transferred to Ramius Navigation Master Fund Ltd, an affiliate of Ramius Enterprise Master Fund Ltd, in an exempt transaction.
** Shares were acquired from Ramius Navigation Master Fund Ltd, an affiliate of RCG PB Ltd, in an exempt transaction.

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey M. Solomon Director	Chief Operating Officer of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Mark R. Mitchell Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

SCHEDULE C

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chairman of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

SCHEDULE D

Directors and Officers of Ramius Navigation Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey C. Smith Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

SCHEDULE E

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chairman of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

SCHEDULE F

Directors and Officers of Cowen Group, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Peter A. Cohen Chairman of the Board and Chief Executive Officer	Chief Executive Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jules B. Kroll Director	President of JEMKroll Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

David M. Malcolm Director	President and Chief Executive Officer of Cowen and Company	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jerome S. Markowitz Director	Senior Partner at Conifer Securities LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jack H. Nusbaum Director	Chairman of Willkie Farr & Gallagher LLP	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

L. Thomas Richards, M.D. Director	Physician, UCSF Medical Center	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Edoardo Spezzotti Director	Senior Executive Vice President of Unicredit Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	Italy

John E. Toffolon, Jr. Lead Director	Director, Westway Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Charles W.B. Wardell, III Director	Senior Client Partner at Korn/Ferry	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Christopher A. White Director and Chief of Staff	Chief of Staff of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Joseph R. Wright Director	Chief Executive Officer and Director of Scientific Games Corporation	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States